December  9, 2009

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:         Spicy Pickle Franchising, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 30, 2009
File No. 000-53000

Dear Ms. Cvrkel:

On behalf of Spicy Pickle Franchising, Inc. (the “Company”), we are responding to the comments of the Staff in its letter dated October 20, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis

-Critical Accounting Policies and Estimates, page 19

1.
We note from your balance sheet that you have a significant amount of goodwill recorded as of December 31, 2008.  Please revise your critical accounting policies and estimates section to include a discussion of your accounting for goodwill and the related impairment analysis.  Also, in light of the continued losses in the franchising segment through June 30, 2009, negative cash flow generated by the Company, and the continued adverse economic conditions, we believe you may need additional disclosure in this section about the recoverability of your goodwill balance.  In future filings, for each reporting unit that is at risk of failing step one of the impairment test, please provide the following disclosures in your critical accounting policies and estimates section:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	The amount of goodwill allocated to the unit;

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

•	Description of key assumptions that drive fair value; and

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

Response:   We propose to make the following disclosure in the Management’s Discussion and Analysis section of our 2009 10-K:

Goodwill and other intangible assets include the following:

Goodwill	$1,597,461
Other intangibles
Acquired trademarks	291,000
Acquired franchise agreements, net of amortization	908,345
Reacquired franchise agreements, net of amortization	51,451
Total other intangibles	$1,250,796

We recognized goodwill and identifiable intangibles arising from the allocation of the purchase prices of assets acquired in accordance with ASC Topic 805, Business Combinations (“ASC 805”). Goodwill represents the excess of cost over fair value of all identifiable assets less any liabilities assumed.  ASC 805 gives guidance on five types of assets: marketing-related, customer-related, artistic-related, contract-related and technology based intangible assets.  We identified identifiable intangibles that are market-related and contract-related.  Acquired trademarks represent the trademarks associated with the Bread Garden Urban Café franchise business acquired in 2008.  These trademarks were determined to have an indefinite life. Acquired franchise agreements represent franchise agreements between Bread Garden Franchising, Inc., the company that we purchased the assets from, and the then existing franchisees.  Reacquired franchise agreements represent franchise agreements that were in place between us and the franchisees that we purchased assets from.  Acquired and reacquired franchise agreements have determinable lives between 5.5 years and 11 years.

Goodwill and other intangible assets with indefinite lives are not subject to amortization, but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. ASC Topic 360, Intangibles – Goodwill and Other (“ASC 360”), requires a two-step approach for testing impairment.  For goodwill, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, the fair value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. For intangibles with indefinite lives, the fair value is compared to the carrying value. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying amount over its fair value.

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

In accordance with ASC 360 we perform an impairment analysis of the goodwill and indefinite lived intangibles assets on an annual basis. We performed the analysis at end of each fiscal period and there was no indication of impairment in goodwill and indefinite lived intangible assets.  In making an estimate of future cash flow we considered the following items:
•	The economic forecast in Canada with particular emphasis on British Columbia and western Canada.
•	Industry forecast for the restaurant industry in Canada with particular emphasis on British Columbia and western Canada.
•	Historical operating history of acquired assets as adjusted for forecast.
•	Management’s estimates of new franchisees.
•	Trends in the real estate markets.

We will test for impairment between our annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the asset.  Since our acquisition of the Bread Garden eight new franchised restaurants have opened, one is in lease negotiation and we are in discussion with a number of other potential franchisees.  We will continue to monitor our growth and the economic climate in British Columbia.  At the time of our last analysis the fair value of goodwill and other indefinite lived intangibles was approximately ___% of the carrying value.

We will change the above to reflect the facts as of our year end and expand as necessary for each unit.

-Results of Operations, page 23

2.
We note from Note 11 to the financial statements that you have three operating segments.  Please revise your results of operations discussion in future filings to discuss and analyze results of operations by the operating segments disclosed in note 11 to the financial statements.  For example, please discuss and analyze net sales and segment profit (loss) separately for each segment.

Response:   We propose to make the following disclosure in the Management’s Discussion and Analysis section of our 2009 10-K:

The components of revenue are restaurant sales for company-owned restaurants, bakery sales for the company-owned bakery and royalties and franchise fees for our franchise operations.

For the year ended December 31, 2009, total revenue decreased $_____ (___%) from $________ for the year ended December 31, 2008 to $_____ for the same period in 2009.  For the year ended December 31, 2009, restaurant sales decreased by $_____ (____%) from $_____ in 2008 to $_______ in 2009.  The decrease in restaurant revenue is principally due to

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

the number of restaurants operating in each period as well as the changes in economic conditions.  In 2009 we had 7 restaurants operating.  In 2008 we had 8 restaurants operating.

For the year ended December 31, 2009, bakery sales decreased by $_______ (___%) from $______ in 2008 to $_____ in 2009.  Our bakery was operating for the both periods in 2009 and 2008; however we had fewer customers, both franchise and our restaurants, in 2009 than we did in 2008.  In addition our customers’ revenues were down in 2009 resulting in lower bread sales.

The loss from restaurant operations decreased $_______ (_____%) from $_____ for the year ended December 31, 2009 to $______ for the year ended December 31, 2009.  The improvement results from the sale of one of our less profitable restaurants.  In addition we have reduced controllable operating costs.  We believe that we will see continued improvement in the operation of our restaurants as we work towards adding new day parts, such as breakfast or dinner, to our menu.

Operating results for the bakery decreased $______ (_____%) from operating income of $_______ for the year ended December 31, 2008 to a income of $______ for the year ended December 31, 2009.  The loss results from an increase in labor cost as a percentage of revenue.  Bakery labor, which is a significant component of cost, is semi variable with a higher percentage of revenue at the current revenue levels.

Franchise fees and royalty revenue decreased $______ (_____%) from $______ for the year  ended December 31, 2008 to $_____ in 2009.  Initial franchise fee are collected when a franchisee enters into a franchise agreement.  At that point in time these fees are recorded as deferred revenue and are recognized as revenue on the statement of operations when the franchised restaurant is opened.  In certain cases if a franchisee fails to meet its obligation under its franchise/development agreement we can terminate that agreement and we recognize revenue at that time.  One Spicy Pickle restaurant was opened and ___ agreements were terminated during the year ended December 31, 2009 and we recognized fees of $_____.  _____ new Spicy Pickle restaurants were opened during the year ended December 31, 2008.  As of December 31, 2009 there were __ Bread Garden Urban Café restaurants opened.  There were $______ of deferred franchise fees collected during the year ended December 31, 2009 as compared to $______ for the year ended December 31, 2008.

Royalty fees increased $______ (_____%) from $_____ for the year ended December 31, 2008 to $______ for the year ended December 31, 2009.  The increase is due primarily to the addition of the Bread Garden Urban Cafés restaurants offset by an overall decline in restaurant revenues.  There also were fewer Spicy Pickle restaurants operating during 2009.

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

Statements of Stockholders’ Equity, page 32

3.
We note that you have presented the dividends declared on preferred stock as a reduction to additional paid in capital.  Although there is a retained deficit balance in both 2007 and 2008, we believe that the accounting should reflect the transfer of value to a class other than common shareholders.  Accordingly, when the stock dividend is payable on preferred stock, the dividend should be accounted for at fair value with a corresponding decrease in earnings available to common shareholders and a charge to retained deficit.  Please revise future filings accordingly.

Response:   Noted and we will revise future filings.

Statements of Cash Flows, page 33

4.
We note that the statement of cash flows indicates that $901,201 was recorded as stock compensation expense for the year ended December 31, 2007.  Please explain to us the nature of the amounts recorded as stock compensation expense for that year.

Response:   The nature of amounts recorded as stock compensation expense for 2007 are as follows:

Fair value of stock option granted to employees	$403,368
Shares issued for services rendered in connection with investor relations to third parties	497,833
$901,201

5.	Please revise future filings to include all common stock issued for services or other payables as a noncash financing activity on the statement of cash flows.

Response:   Noted and we will revise future filings.

Note 4. Business Combinations, page 41

6.
We note that Note 4 discloses that on February 21, 2008 you acquired substantially all of the assets of an existing franchise restaurant location in Chicago from a franchisee and that the results of operations have been included in the consolidated financial statements since November 2007 pursuant to an operating agreement.  Please tell us why you believe it was appropriate to include the results of operations of this franchise in the consolidated results of operations prior to the date of acquisition.

Response:   Prior to the date of acquisition we had an operating agreement in place with the franchisee whereby we ran the restaurant and paid the franchisee a fee.  We had all of the risk and reward associated with those operations prior to our ownership.

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

7.
We note your disclosure that in connection with your acquisition of three existing franchise locations in Colorado in March 2008, additional consideration may be required if aggregate annual sales for the locations exceed $1,425,000 at a rate of 6% of any such excess through February 28, 2011.  You also disclose that any additional consideration will be expensed as paid.  In light of the fact that the contingent consideration appears to be based on an earnings target, we believe that the any amounts paid in the future would be accounted for as additional cost of the franchises acquired.  See paragraph 28 of SFAS No. 141.  Please revise future filings accordingly.

Response:   Noted and we will revise future filings.

8.
We note that in connection with the acquisition of Bread Garden in October 2008, you issued 5,177,500 shares of restricted common stock and warrants to purchase 3,038,750 shares of common stock.  We also note that the shares issued were recorded on the statement of stockholders’ equity at a value of $2,502,215.  Please explain to us how you valued the shares of stock issued in this transaction and also explain why the purchase of the total net assets acquired of $2,598,759 does not agree with the value of the stock issued in exchange for the assets.

Response:   We valued the shares of stock based on the trading value at the date of the transaction.  The difference results from acquisition costs of $96,554 which included legal, accounting and travel expenses.

9.
We note that in connection with your acquisition of Bread Garden you recorded $2,538,882 of goodwill on a purchase price of $2,598,759.  Please explain to us how you evaluated the acquisition for the existence of any intangibles such as customer based, marketing based, contract based or technology based intangibles.  Please see paragraphs A14 to A28 of SFAS No. 141 and EITF 02-17.  Also, please provide us with and disclose in future filings, a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill.  See paragraph 51b of SFAS No. 141.

Response:  We recorded approximately $60,000 of tangible assets in connection with the acquisition of the asset of Bread Garden Franchising, Inc.  We based our valuation of the tangible assets, which consisted of office furniture and office equipment, on the carrying values of the tangible assets on the records of Bread Garden Franchising, Inc. at the time of the acquisition which we believe approximate fair value.

Subsequent to year end we reviewed the guidance in FASB 141 as to examples of intangible assets that meet the criteria for recognition apart from goodwill.  We considered the five types of assets as described in paragraphs A14 to A28 of SFAS 141; marketing-related, customer-related, artistic-related, contract-related and technology based intangible assets.  We identified identifiable intangibles that are marketing-related and contract-related.

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

Marketing related:
Acquired trademarks represent the trademarks associated with the Bread Garden Urban Café franchise business acquired in 2008.  These trademarks were determined to have an indefinite life.  We valued the assets the trademarks at $291,000.

Customer related:
The direct customers of Bread Garden Franchising, Inc. were the franchisees.  The customers of the franchisees are the general public.  Accordingly we determined that there were no customer-related intangible assets.

Artistic-related:
Due to the nature of the industry there are no artistic related intangibles.

Contract-based intangibles:
At the time of acquisition Bread Garden franchising, Inc., the company from which we acquired the assets, had agreements in place with 10 franchisees.  Acquired franchise agreements represent franchise agreements between Bread Garden Franchising, Inc., the company that we purchased the assets from, and the then existing franchisees.  Acquired franchise agreements have determinable lives of 11 years.  We valued the acquired franchise agreements at $971,000 and are amortizing the assets over 11 years.

Technology-based intangibles:
There were no proprietary technologies either patented or unpatented.  We considered whether or not there were secret formulas, process or recipes that should be valued.  There were no secret formulas processes.  There were no signature dishes and none of the recipes were any different than what was available in other venues.

The allocation of purchase price resulted in goodwill of $1,276,882 being recognized.  In determining the purchase price that gave rise to the goodwill we considered the growth potential of the Bread Garden Urban Café franchise system.  When we purchased the assets of Brad Garden Franchising, Inc. there were ten franchisees.  There are currently 14 open, 4 under construction and 1 in lease negotiation.

Note 6.  Stockholders’ Equity, page 44

10.
We note from your disclosure that the shares of Series A Preferred Stock that were issued in December 2007 are immediately convertible into 10,000 shares of the Company’s $.001 par value common stock.  However, we note that you amortized only a portion of the total amount of the preferred stock discount to retained earnings as of December 31, 2007, and recorded the remaining amount ($482,779) in the year ended December 31, 2008.  In light of the immediate conversion feature, please tell us why you believe it was appropriate not to record the entire $1,833,000 discount as APIC and a reduction to retained earnings in the year ended December 31, 2007.

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

Response:  The Certificate of Designation of Preferences, Rights and Limitations of the Series A Variable Rate Convertible Preferred Stock (the “Certificate”) contain a Beneficial Ownership Limitation provision.  Under this provision the Company could not effect a conversion if as a result of the conversion the holder would exceed the limitation.  Under the terms of the Certificate a holder upon not less than 61 days notice could increase or decrease the beneficial ownership limitation.  Three holders would have fallen under the limitation provision of the Certificate at the date of the transaction.  We amortized that portion of the discount which related to the 3 holders over a 60 day period.

11.
We note from your disclosure in Note 6 that the terms of the Series A Preferred Stock include certain “non-cash redemption triggering events” that may be considered to be outside the control of the company.  We also note that the Company may be required to redeem all of the Series A Preferred Stock then held by the investors for a redemption price, in shares of common stock, equal to a number of shares of common stock equal to the redemption amount divided by 75% of the average of the 10 daily volume weighted average price calculations (“VWAPs”) immediately prior to the date of redemption election.  In light of the fact that the price per share of stock at the time of redemption can not be determined at this time, it appears that there may be an indeterminate number of shares that may be required to be issued and you would be unable to conclude that you have sufficient available authorized and unissued shares.  In that case, net-share settlement would not be within the control of the company and liability classification of this redemption provision would be required.  Please advise or revise.  Refer to the guidance in paragraphs 19-20 of EITF 00-19.

Response:  We looked at the guidance in paragraphs 19 and 20 in EITF 00-19.  At the date of the transaction officers and directors of the Company owned in excess of 50% of the outstanding voting shares and would have the ability to increase the authorized shares.

On September 22, 2009, the Company entered into an Amendment, Redemption and Conversion Agreement (the “Agreement”) with the holders of all 638.88 outstanding shares of the Preferred Stock.  Under the terms of that Agreement, the holders of 402 shares of Preferred Stock agreed to redeem 94.12 of the shares for a total of $799,998 and convert their remaining shares of Preferred Stock into 2,093,601 shares of the Company’s common stock.  The holders of 236.88 shares of Preferred Stock agreed to convert their shares into 4,737,600 shares of the Company’s common stock.

The Agreement was contingent upon the Company completing a private placement of at least $1.8 million of equity securities (the “New Financing”) and certain other requirements.

The Agreement amended the original purchase agreement under which the holders of the Preferred Stock originally purchased their shares to include the New Financing as an “exempt issuance” so that anti-dilution provisions would not be triggered.

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

The Company met all of the requirements and as a result there are no longer any preferred shares outstanding.

We believe that the treatment of the stock as equity was appropriate at the time and there being no Preferred shares outstanding the current treatment is appropriate.

Note 10.  Stock-Based Compensation, page 47

12.
Please revise future filings to include all the disclosures required by paragraph A240 of SFAS No. 123R, such as the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Response:   Noted and we will revise future filings.

Note 11.  Business Segment Information, page 49

13.
We note that the segment amounts disclosed for revenue and segment profit (loss) for the year ended December 31, 2007, do not appear to be consistent with the statement of operations for the same year.  Please revise future filings to ensure the amounts disclosed in Note 11 are the appropriate amounts.

Response:   Noted and we will revise future filings.

14.
Reference is made to the table at the bottom of page 49 representing capital expenditures for fiscal 2008 and 2007.  Please reconcile for us total capital expenditures for fiscal 2008 of $3,846,563 with the amounts presented in investing activities and non-cash investing activities on the face of your consolidated statements of cash flows.

Response:

Total expenditures per Segment Note	$3,846,563

Per Cash flow:
Purchase of property and equipment	$762,400
Proceeds from sale of assets	(76,319)
Investment in purchased subsidiaries	621,600
1,307,681
Goodwill Acquired	2,538,882
$3,846,563

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

15.
Reference is made to the table of geographic revenues on page 50.  Please reconcile for us and in future filing, total revenues for fiscal 2008 of $4,331,473 to total revenues presented within your statements of operations of $4,417,646 for fiscal 2008.

Response:   The amount $4,331,473 is in error.  This number was calculated prior to finalizing the operating statement.  The amount table should have been:

United States of America	$4,342,785
Canada	74,861
Total Revenue	$4,417,646

We feel that the error was not material and no restatement is needed, however, we will make the appropriate change in future filings.

Form 10-Q for the Quarter Ended June 30, 2009

Balance Sheets, page 3

16.
We note that you present the non-controlling interest in consolidated subsidiary within the other equity components on the balance sheet.  Please revise future filings to present the non-controlling within equity, but separately from parent’s equity.  See paragraph 26 of SFAS No. 160.

Response:   Noted and we will revise future filings.

17.
We note that the amount of your non-controlling interest has not changed as recorded on the balance sheet since the acquisition which occurred in February 2008, and there does not appear to be any income (loss) attributable to the non-controlling interest recorded on the statements of operations.  Please explain to us why you believe it is appropriate not to record any income (loss) attributable to the non-controlling interest or adjust the amount recorded on the balance sheet as a result of that income or loss.

Response:   Pursuant to the agreement under which we acquired the subsidiary, the non-controlling interest, an individual, receives a salary.  The profit and loss sharing provides that the Company receives a preferential profit allocation equal to the salary paid and any losses accumulated before the profit is split with the non-controlling interest.  At this point in time the non-controlling interest is not responsible for any loss or entitled to any profits.

We will revise future filing to clarify this item.

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

Note 4.  Stockholders’ Equity, page 7

18.
We note from your disclosure that during the six months ended June 30, 2009, you issued shares of common stock in lieu of cash payments for an accrued dividend and accounts payable.  Please tell us, and revise future filings to disclose, how you valued the shares issued in each of these transactions.  If the transactions were recorded based on the fair value of the shares issued, please explain how “fair value” was determined.  Also, please respond and revise your disclosure in future filings with regards to the shares issued subsequent to June 30, 2009.

Response:   In regards to shares issued in lieu of cash payments for dividends, the number of shares of Common Stock issued was calculated as per terms of the Preferred Stock.  The terms required we determine the average of the volume weighted average prices of our Common Stock for a period of 20 days prior to the dividend date and then use a value equal to 90% of that average.  The calculation was performed as of the date the dividend was payable.

In regards to the shares issued in lieu of cash payments of accounts payable the number of shares issued was determined by negotiation with the creditor.  The value of the shares based on the trading value at the date issued was substantially lower than that of the liability.  The creditor was aware of the trading value of the shares.  We did not think it appropriate to recognize any gain on the issuance of the stock.

We will revise future filings to include as suggested.

Management’s Discussion and Analysis

-Results of Operations, page 15

19.
We note your disclosure that the credit amount in the stock option expense account resulted from reversal of previously recorded expenses due to cancellations as a result of employee terminations.  Please explain to us the nature and terms of these cancellations and tell us whether the reversal relates to stock options awards forfeited prior to vesting or post-vesting cancellations where the employees were terminated after vesting and did not exercise their vested awards.  If the latter, please tell us why you believe it is appropriate to reverse stock compensation expense.

Response:   The reversal related to options that were forfeited as a result of termination of employment prior to vesting.

Form 8-K dated September 30, 2008 (furnished on January 26, 2009)

20.
We note that you have provided the audited financial statements of Bread Garden for the most recent fiscal year (year ended March 31, 2008).  In light of your disclosure in Note 4 to the audited financial statements of Spicy Pickle Franchising for the year ended December 31, 2008,

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

that the net assets acquired in the acquisition were $2,598,759, it appears that the assets acquired were over 40% significant to the assets of the Company for the most recently completed year (fiscal year 2007).  In that case, you would be required to provide audited financial statements of Bread Garden for the two most recently completed fiscal years.  Please provide us your the details of your significance tests or revise accordingly.  See Rule 3-05 of Regulation SX.

Response:   We compared our investments in and advances to the acquired company to our total consolidated assets as of the end of the most recently completed fiscal year which at the time was December 31, 2007.  We used the amount of consideration transferred, $2,502,215, and the total assets of $6,440,059.  The result was 38.85% which we believe requires only one year of audited financial statements.  The difference between the net assets acquired and the amount used in the calculation is the acquisition cost and not paid as consideration.

We compared our proportionate share of the total assets of the acquired company to our total consolidated assets as of the end of the most recently completed fiscal year.  The total assets of the acquired company were $1,199,000 and our total assets were $6,440,059.  This test resulted in 18.62%, which is below the 20% threshold.

If we compare our equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the acquired company to our consolidated income for the most recently completed fiscal year, we had losses in the most recent fiscal year as well as the prior 5 years.  Accordingly this test results in a negative number and is not used.

Our conclusion was that we only needed one year of financial statements of the acquired company.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Cc:	Spicy Pickle Franchising, Inc.